October 19, 2020

MediaAlpha, Inc.

Registration Statement on Form S-1 (File No. 333-249326)

CIK No. 0001818383

Dear Mr. Gessert and Ms. Miller:

MediaAlpha, Inc. (the “Company”) is submitting this letter to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, to provide supplemental information in connection with the Company’s response letter, dated October 5, 2020, to comment 1 of the Staff contained in your letter dated September 30, 2020. Reference is also made to the Company’s supplemental submissions on October 15, 2020 and October 16, 2020 (the “Supplemental Submissions”).

Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

1. Set forth in Exhibit A of this letter is a draft of the balance sheet of Guilford Holdings, Inc. (“Intermediate Holdco”) as of October 20, 2020 and the notes thereto that will be included in draft form in an amendment to the Registration Statement. A final balance sheet of Intermediate Holdco as of October 20, 2020 and the notes thereto, together with the report of the Company’s independent registered public accounting firm, will be included in a subsequent amendment to the Registration Statement prior to the effective date of the Registration Statement. The Company does not plan to ask for effectiveness on the Registration Statement until an amendment to the Form S-1 is filed containing a signed audit report covering the Intermediate Holdco balance sheet and notes thereto.

2. Set forth in Exhibit B of this letter is the Company’s proposed disclosure under the section titled “Unaudited pro forma consolidated financial information” in the Registration Statement. The proposed disclosure includes updates to the pro forma information previously provided to the Staff in the Supplemental Submissions and assumes a preliminary price range of $18 to $20 per share in the offering.

3. The Company determined that the transaction should be recorded at a carryover basis. The net operating losses (“NOLs”) initially expected to be contributed into the Company by Intermediate Holdco as part of the offering reorganization (as outlined in the Company’s prior submissions to the Staff) continued to be utilized by Intermediate Holdco, and will be fully utilized prior to the offering reorganization. Given this change, the Company further considered the guidance in FASB Technical Bulletin No. 85-5, Issues Relating to Accounting for Business Combinations (FTB 85-5) and concluded that (i) the ownership percentage of the pre-IPO investors will be the same before and after the offering reorganization and (ii) the transaction lacks economic substance. As the transaction was determined to be between entities under a high degree of common ownership and to lack economic substance, it was determined by the Company that the transaction should be recorded at carryover basis. That is, while the offering reorganization will result in a reconsideration event under ASC 810-10-35-4(a), such that QL Holdings LLC will be a VIE that is controlled by Intermediate Holdco through management member units, acquisition accounting will not be applied for the initial consolidation. The fact that the entity will be a VIE after the offering reorganization does not trigger a new basis of accounting. A new basis of accounting should only be applied if a business combination has taken place. The Company respectfully notes that its conclusion that the offering reorganization is not in the scope of ASC 805 is consistent with guidance from ASC 805-10-15-4c, which states that the guidance related to business combinations does not apply to combinations between entities or businesses under common control.

*     *     *

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Daniel Haaren at 212-474-1322.

Sincerely, /s/ C. Daniel Haaren
C. Daniel Haaren

David Gessert

Michelle Miller

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR

Copies to:

Steve Yi, Chief Executive Officer

Tigran Sinanyan, Chief Financial Officer

Lance Martinez, General Counsel

MediaAlpha, Inc.

700 South Flower Street, Suite 640

Los Angeles, California 90017

VIA E-MAIL

Exhibit A:

Draft Balance Sheet of Intermediate Holdco and Notes Thereto

Guilford Holdings, Inc.

Balance Sheet

(In thousands)

October 20, 2020

Assets

Non-current assets
Investment in QL Holdings, LLC	$503,584
Receivable pursuant to tax indemnity agreement	2,656

Total assets	$506,240

Liabilities

Non-current liabilities
Deferred tax liability	$130,469
Liability for uncertain tax position	2,656

Total liabilities	133,125

Commitments and contingencies (see note 5)

Equity
Guilford Holdings’s common shares at $1 par value per share—authorized 1,000 shares; issued and outstanding 100 and 100 shares
Additional paid in capital	47,674
Retained earnings	325,441

Total equity	373,115

Total liabilities and equity	$506,240

The accompanying notes are an integral part of this balance sheet.

Guilford Holdings, Inc.

Notes to Balance Sheet of Guilford Holdings, Inc.

1. Description of Business and Basis of Presentation

On October 20, 2020, Guilford Holdings, Inc. (“Guilford Holdings”), a wholly-owned subsidiary of White Mountains Insurance Group, Ltd. (“White Mountains”), completed a reorganization in which it transferred all of its assets and liabilities to White Mountains, except for its investment in QL Holdings, LLC (together with its wholly owned subsidiaries, “QL Holdings”) and certain tax assets and tax liabilities (the “Reorganization”). The balance sheet of Guilford Holdings has been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission. This balance sheet was prepared to present the assets and liabilities of Guilford Holdings subsequent to the Reorganization, which is expected to be contributed to MediaAlpha Inc. as part of the planned initial public offering of the MediaAlpha business (the business conducted by QL Holdings).

2. Summary of significant accounting policies

Use of estimates

The preparation of the Guilford Holdings balance sheet in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and certain disclosures at the date of the Guilford Holdings balance sheet. Significant estimates and assumptions reflected in this balance sheet include Guilford Holdings’s valuation of its investment in QL Holdings and the liability for uncertain tax position. Significant estimates affecting the balance sheet have been prepared on the basis of the most current and best available information, including historical experience, known trends and other market-specific or other relevant factors that management believes to be reasonable. On an ongoing basis, management evaluates its estimates, as there are changes in circumstances, facts and experience. Changes in estimates are recorded in periods which they become known. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the Guilford Holdings balance sheet.

The full extent to which the COVID-19 pandemic will directly or indirectly impact Guilford Holdings’s business and the business of its investee will depend on future developments that are highly uncertain, including developments as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on QL Holdings’s customers and markets.

As of October 20, 2020, Guilford Holdings valued its investment in QL Holdings using a probability-weighted expected return method (“PWERM”). Under the PWERM, the valuation is based on the probability-weighted present value of expected future equity values under various possible future scenarios. The valuation is derived based on the weighting of two potential scenarios, including (i) an initial public offering (“IPO”) or (ii) remaining a private company. To determine the value of the IPO scenario, forward market multiples were derived from a range of guideline companies and applied to QL Holdings’ projected financial metrics. To determine the equity value of remaining a private company scenario, the value of the company was calculated using a discounted cash flow model. The discounted cash flow valuation model includes key inputs such as projections of future revenues and earnings, a discount rate and a terminal revenue growth rate. The expected future cash flows are based on management judgment, considering current performance, budgets and projected future results. The discount rates reflect Guilford Holdings’s weighted average cost of capital, considering comparable public company data, adjusted for risks specific to the business and industry. The terminal revenue growth rate is based on company, industry and macroeconomic expectations of perpetual revenue growth subsequent to the end of the discrete period in the discounted cash flow analysis.

Guilford Holdings, Inc.

Notes to Balance Sheet of Guilford Holdings, Inc.

Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more-likely-than-not recognition threshold, Guilford Holdings must presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement. If the recognition threshold is not met, then a liability is recorded for the uncertain portion of the tax position.

Fair value measurements

The fair value option provides an election that allows a company to irrevocably elect to record certain financial assets and liabilities at fair value on an instrument-by-instrument basis at initial recognition. Guilford Holdings has elected to apply the fair value option to its equity method eligible investment in QL Holdings. Guilford Holdings accounts for the fair value of its investment in QL Holdings in accordance with FASB ASC Topic 820, which defines fair value, establishes a framework for measuring fair value under US GAAP and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable:

Level 1    Quoted prices in active markets for identical assets or liabilities.

Level 2    Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3    Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Income taxes

Guilford Holdings files tax returns in the United States. Deferred tax assets and liabilities are recorded when a difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes exists, and for other temporary differences. The deferred tax asset or liability is recorded based on tax rates expected to be in effect when the difference reverses. Guilford Holdings analyzes whether the deferred tax assets are realizable and establishes a valuation allowance. Guilford Holdings analyzes whether the deferred tax assets are more likely than not to be realized and will establish a valuation allowance if they do not meet that threshold.

Guilford Holdings follows the provisions of uncertain tax positions as addressed in FASB ASC Subtopic 740-10, Income Taxes. Specifically, Guilford Holdings records uncertain tax positions on the basis of a two-step process: (1) determine whether it is more likely than not that the tax positions will be sustained on the basis of the

Guilford Holdings, Inc.

Notes to Balance Sheet of Guilford Holdings, Inc.

technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of October 20, 2020, Guilford Holdings recognized a $2.7 million liability for uncertain tax positions.

3. Investments

Significant Unobservable Inputs

Guilford Holdings’s investment in QL Holdings is recorded at fair value. The following tables present significant unobservable inputs used in estimating the fair value of Guilford Holdings’s investment in QL Holdings classified within Level 3 as of October 20, 2020:

($ in thousands)	October 20, 2020
Description	Valuation Technique	Fair Value	Significant Unobservable Inputs
QL Holdings	Probability-weighted expected return method	$503,584	Weight Ascribed to IPO	85%
			Forward Revenue Exit Multiple	2x

			Weight Ascribed to DCF	15%
			Discount Rate	12.5%
			Terminal Revenue Growth	4%

4. Income Taxes

Deferred Tax Assets and Liabilities

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

The following table presents an outline of the significant components of Guilford Holdings’s U.S. federal and state deferred tax assets and liabilities:

(in thousands)	As of October 20, 2020
Deferred tax assets related to:
State net operating loss carryforwards	$915
Tax credit carryforwards	1,317

Total gross deferred tax assets	2,232
Less: valuation allowances	2,232

Total net deferred tax assets	—

Deferred tax liabilities related to:
Investment in QL Holdings LLC	130,469

Total deferred tax liabilities	130,469

Net deferred tax liability	$130,469

Guilford Holdings, Inc.

Notes to Balance Sheet of Guilford Holdings, Inc.

Guilford Holdings’s deferred tax liability is net of U.S. federal and state valuation allowances.

Valuation Allowance

Guilford Holdings records a valuation allowance against deferred tax assets if it becomes more likely than not that all or a portion of a deferred tax asset will not be realized. In determining whether or not a valuation allowance, or change therein, is warranted, Guilford Holdings considers factors such as prior earnings history, expected future earnings, carryback and carryforward periods and strategies that if executed would result in the realization of a deferred tax asset. It is possible that certain planning strategies or projected earnings in certain subsidiaries may not be sufficient to utilize the entire deferred tax asset, which could result in material changes to Guilford Holdings’s deferred tax assets and tax expense.

Of the $2.2 million valuation allowance as of October 20, 2020, $1.3 million related to deferred tax assets on foreign tax credits in the U.S and $0.9 million related to deferred tax assets on state net operating losses.

During 2020, Guilford Holdings was in a net deferred tax liability position due to unrealized gains on its investment in QL Holdings.

Net Operating Loss and Capital Loss Carryforwards

As of October 20, 2020, Guilford Holdings recorded a deferred tax asset of $0.9 million for state net operating loss carryforwards. As of October 20, 2020, there are U.S. foreign tax credit carryforwards available of $1.0 million, which begin to expire in 2029.

Uncertain Tax Positions

Recognition of the benefit of a given tax position is based upon whether a company determines that it is more likely than not that a tax position will be sustained upon examination based upon the technical merits of the position. In evaluating the more-likely-than-not recognition threshold, Guilford Holdings must presume that the tax position will be subject to examination by a taxing authority with full knowledge of all relevant information. If the recognition threshold is met, then the tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon ultimate settlement.

The following table presents an ending amount of unrecognized tax benefits as of October 20, 2020:

(in thousands)	Permanent Differences (1)	Temporary Differences (2)	Interest and Penalties (3)	Total
Balance at October 20, 2020	$1,972	$—	$684	$2,656

(1)	Represents the amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate.

(2)	Represents the amount of unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Guilford Holdings, Inc. balance sheet and its tax basis.

(3)	Net of tax benefit.

Guilford Holdings does not expect a material change in its uncertain tax positions over the next twelve months.

Indemnification of Uncertain Tax Positions

White Mountains has agreed to indemnify Guilford Holdings’s liability for its uncertain tax position. As of October 20, 2020, Guilford Holdings recorded a receivable for $2.7 million for the indemnification.

Guilford Holdings, Inc.

Notes to Balance Sheet of Guilford Holdings, Inc.

Tax Examinations

Guilford Holdings is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2017.

5. Commitments and Contingencies

As of October 20, 2020, Guilford Holdings does not have any commitments or legal contingencies.

6. Transactions with Related Parties

As of October 20, 2020, Guilford Holdings has recorded a $2.7 million receivable pursuant to a tax indemnity agreement with White Mountains, its parent company.

7. Subsequent Events

Subsequent events have been evaluated through October 21, 2020, the date the Guilford Holdings, Inc. balance sheet and accompanying notes thereto were available to be issued.

Exhibit B:

Unaudited Pro Forma Consolidated Financial Information of the Company

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated balance sheet as of June 30, 2020 presents the consolidated financial position of the Company after giving pro forma effect to the entrance into the 2020 Term Loan Facility and the repayment of the 2019 Credit Facilities (“Debt Financing”), the offering reorganization and as further adjusted for this offering and the contemplated use of the net proceeds from the Debt Financing and this offering as described under “Prospectus summary – Senior secured credit facilities,” “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions occurred as of the balance sheet date.

The unaudited pro forma consolidated statements of operations for the six months ended June 30, 2020 and the year ended December 31, 2019 present the consolidated results of operations of the Company after giving pro forma effect to the Debt Financing and the offering reorganization and as further adjusted for this offering as described under “Prospectus summary – Senior secured credit facilities,” “The reorganization of our corporate structure” and “Use of proceeds” as if such transactions had occurred on January 1, 2019.

The pro forma adjustments are based on available information and assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the offering reorganization, and as further adjusted for this offering, on the historical consolidated financial information of QL Holdings LLC and subsidiaries. See Note 2 of the notes to the unaudited pro forma consolidated financial information for further discussion of the impact of the offering reorganization on a pro forma basis. The historical financial information of the Company is not included in the unaudited pro forma consolidated financial information because the Company was incorporated on July 9, 2020, was formed for the purposes of this offering, has to date engaged only in activities in contemplation of this offering, and has no operations and only nominal assets and liabilities. A consolidated statement of operations of Intermediate Holdco is not included in the unaudited pro forma consolidated financial information because, as of October 20, 2020, Intermediate Holdco does not have any consolidated operations and only has nominal revenue and expenses.

Following this offering, QL Holdings LLC will continue to be the predecessor of the Company for financial reporting purposes. The unaudited pro forma consolidated financial information reflects the manner in which the Company will account for the offering reorganization, which has been reflected on a basis consistent with a combination of entities under common control. The pro forma adjustments presented herein are based upon available information and methodologies that are (i) directly attributable to the Debt Financing, offering reorganization and this offering, (ii) factually supportable, and (iii) with respect to the statement of operations, expected to have a continuing impact on the operating results of the consolidated company. The Company accounts for the offering reorganization as a common control transaction based on, among other things, the high degree of common ownership among the pre-offering equityholders after the offering reorganization. Accordingly, the Company determined that the offering reorganization should be recorded at carryover basis. The actual adjustments to our consolidated financial statements upon the offering reorganization will depend on a number of factors, including additional information available and the actual balance of our net assets on the closing date. Therefore, the actual adjustments will differ from the pro forma adjustments, and the differences may be material.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position that would have occurred had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had the Debt Financing, offering reorganization and this offering and the contemplated use of the net proceeds from this offering as described under “The reorganization of our corporate structure” and “Use of proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

As described in greater detail under “The reorganization of our corporate structure—Tax receivables agreement,” we will enter into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains, pursuant to which we will pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state, and local income tax that we realize (or are deemed to realize) as a result of (i) any increases in tax basis following our purchase (through Intermediate Holdco) of Class B-1 units of QL Holdings LLC from certain unitholders (including the Selling Class B-1 Unit Holders) in connection with this offering, (ii) the Pre-Offering Leveraged Distribution and actual or deemed other distributions by QL Holdings LLC to its members that result in tax basis adjustments to the assets of QL Holdings LLC, and (iii) certain other tax benefits attributable to payments under the tax receivables agreement itself. No future exchanges or other tax benefits have been assumed in the unaudited pro forma consolidated financial information. The tax receivables agreement will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to this offering and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement.

You should read the following unaudited pro forma consolidated balance sheet and statements of operations together with the sections of this prospectus titled “Use of proceeds,” “Capitalization,” and “Management’s discussion and analysis of financial condition and results of operations,” and the audited consolidated financial statements, unaudited interim condensed consolidated financial statements and notes thereto included elsewhere in this prospectus.

MediaAlpha, Inc.

Unaudited pro forma consolidated balance sheet as of June 30, 2020

(in thousands)

	QL Holdings LLC historical (A)	Debt financing adjustments	Note 1	Intermediate Holdco historical (B)	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering

Assets

Current Assets:
Cash and cash equivalents	$26,429	$(9,002)	a	$—	$263	f	$17,690	$(16,226)	a, b, c, d, e	$1,464
Accounts receivable, net of allowance for doubtful accounts	56,767	—		—	—		56,767	—		56,767
Prepaid expenses and other current assets	1,709	75	b	—	—		1,784	—		1,784

Total current assets	84,905	(8,927)		—	263		76,241	(16,226)		60,015
Property and equipment, net	710	—		—	—		710	—		710
Intangible assets, net	17,149	—		—	—		17,149	—		17,149
Goodwill	18,402	—		—	—		18,402	—		18,402
Other long-term investments	—	—		503,584	(503,584)	a	—	—		—
Other assets	14,625	102	c	2,656	—		17,383	—		17,383
Deferred tax assets	—	—		—	9,830	b	9,830	23,361	f	33,191

Total assets	$135,791	$(8,825)		$506,240	$(493,491)		$139,715	$7,135		$146,850

Liabilities, Redeemable Class A units and Members’/Stockholder’s equity (deficit)

Current liabilities:
Accounts payable	$65,622	$—		$—	$—		$65,622	$—		$65,622
Accrued expenses	4,027	—		—	—		4,027	1,433	g	5,460
Other current liabilities	—	—		—	—		—	—		—
Current portion of long-term debt	585	8,304	d	—	—		8,889	176	c	9,065
Current portion of deferred rent	49	—		—	—		49	—		49

Total current liabilities	70,283	8,304		—	—		78,587	1,609		80,196
Long-term debt, net of current portion	96,367	100,124	d	—	—		196,491	(24,626)	c	171,865
Deferred rent, net of current portion	337	—		—	—		337	—		337
Other long-term liabilities	146	—		2,656	—		2,802	18,921	f	21,723
Deferred tax liability	—	—		130,469	(130,469)	b	—	—		—

Total liabilities	167,133	108,428		133,125	(130,469)		278,217	(4,096)		274,121
Redeemable Class A units	181,066	—		—	(181,066)	c	—	—		—

Members’/stockholder’s equity (deficit)
Class A units	73,003	—		—	(73,003)	d	—	—		—
Class B units	8,491	—		—	(8,491)	c, d, e	—	—		—
Class A common stock	—	—		—	262	c, d, e	262	62	a	324
Class B common stock	—	—		—	263	f	263	—		263
Additional paid-in capital	—	—		47,674	68,812	g	116,486	16,582	h	133,068
Accumulated deficit	(293,902)	(117,253)	e	325,441	(89,973)	h	(175,687)	(16,274)	i	(191,961)

Total Members’/stockholder’s equity (deficit) – MediaAlpha, Inc.	—	—		—	(102,130)		(58,676)	370		(58,306)
Non-controlling interest	—	—		—	(79,826)	i	(79,826)	10,861	j	(68,965)

Total members’/stockholder’s equity (deficit)	(212,408)	(117,253)		373,115	(181,956)		(138,502)	11,231		(127,271)

Total liabilities, redeemable Class A units and members’/ stockholders’ equity (deficit)	$135,791	$(8,825)		$506,240	$(493,491)		$139,715	$7,135		$146,850

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the six months ended June 30, 2020

(in thousands, except per share data)

	QL Holdings LLC historical (A)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offerings
Revenue	$243,061	$—		$—		$243,061	$—		$243,061

Costs and operating expenses:
Cost of revenue	204,862	—		291	a	205,153	—		205,153
Sales and marketing	5,950	—		1,165	a	7,115	—		7,115
Product development	3,716	—		874	a	4,590	—		4,590
General and administrative	6,302	—		12,910	a	19,212	—		19,212

Total costs and operating expenses	220,830	—		15,240		236,070	—		236,070

Income (loss) from operations	22,231	—		(15,240)		6,991	—		6,991
Interest expense (income), net	3,250	1,798	a	—		5,048	(629)	a	4,419

Pretax income (loss)	18,981	(1,798)		(15,240)		1,943	629		2,572
Income tax expense (benefit)	—	—		263	b	263	82	a	345

Net income (loss)	$18,981	$(1,798)		(15,503)		1,680	547		2,227

Less: net income (loss) attributable to non-controlling interests				870	c	870	282	b	1,152

Net income (loss) attributable to stockholders of MediaAlpha, Inc.				$(16,373)		$810	$265		$1,075

Pro forma weighted average common shares outstanding—basic (Note 3.c)									34,832,049
Pro forma weighted average common shares outstanding—diluted (Note 3.c)									61,585,623
Pro forma net income (loss) per share—basic and diluted (Note 3.c)									$0.03

See accompanying notes to unaudited pro forma consolidated financial information.

MediaAlpha, Inc.

Unaudited pro forma consolidated statement of operations for the year ended December 31, 2019

(in thousands, except per share data)

	QL Holdings LLC historical (A)	Debt financing adjustments	Note 1	Offering reorganization adjustments	Note 2	MediaAlpha, Inc. pro forma for offering reorganization	Offering adjustments	Note 3	MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering
Revenue	$408,005	$—		$—		$408,005	$—		408,005

Costs and operating expenses:
Cost of revenue	342,909	—		582	a	343,491	—		343,491
Sales and marketing	13,822	—		2,330	a	16,152	—		16,152
Product development	7,042	—		1,747	a	8,789	—		8,789
General and administrative	19,391	—		25,820	a	45,211	—		45,211

Total costs and operating expenses	383,164	—		30,479		413,643	—		413,643

Income (loss) from operations	24,841	—		(30,479)		(5,638)	—		(5,638)
Interest expense (income), net	7,021	3,497	a	—		10,518	(1,251)	a	9,267

Pretax income (loss)	17,820	(3,497)		(30,479)		(16,156)	1,251		(14,905)
Income tax expense (benefit)	—	—		(2,121)	b	(2,121)	168	a	(1,953)

Net income (loss)	$17,820	$(3,497)		(28,358)		(14,035)	1,083		(12,952)

Less: net income (loss) attributable to non-controlling interests				(7,235)	c	(7,235)	560	b	(6,675)

Net income (loss) attributable to stockholders of MediaAlpha, Inc.				$(21,123)		$(6,800)	$523		$(6,277)

Pro forma weighted average common shares outstanding—basic and diluted (Note 3.c)									33,178,522
Pro forma net income (loss) per share—basic and diluted (Note 3.c)									$(0.21)

See accompanying notes to unaudited pro forma consolidated financial information

MediaAlpha, Inc.

Notes to unaudited pro forma consolidated financial information

Unaudited pro forma consolidated balance sheet—As of June 30, 2020

A.	Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

B.	Represents the historical balance sheet information of Intermediate Holdco after the distribution or disposition of all of its assets and liabilities other than the Class A units of QL Holdings LLC and certain deferred tax assets and liabilities. Prior to the offering reorganization, Intermediate Holdco reported QL Holdings LLC as an equity investment using the fair value option. As a result of the offering reorganization, Intermediate Holdco will become the controlling member of QL Holdings LLC and a wholly-owned subsidiary of the Company. Intermediate Holdco’s historical results of operations are not included in the unaudited pro forma consolidated statements of operations as they do not have any continuing impact on the Company.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the Debt Financing are as follows:

a.	Represents proceeds from the 2020 Term Loan Facility of $205.7 million, net of certain fees, legal expenses and administrative charges of $4.3 million, obtained under the 2020 Credit Agreement executed with a syndicate of banks, financial institutions and other entities including JPMorgan Chase Bank, N.A. and Royal Bank of Canada. This is further adjusted to reflect the use of the net proceeds from this borrowing of $99.8 million to repay all amounts outstanding under the 2019 Credit Facilities and $105.8 million to fund a distribution to existing equity holders of QL Holdings LLC upon draw. The Company has used a further $9.0 million of cash on hand to fund the distribution and the payment of certain deferred finance costs.

b.	Represents a $0.1 million annual administrative fee paid by QL Holdings LLC to JPMorgan Chase Bank, N.A. in connection with the 2020 Credit Facilities. QL Holdings LLC has accounted for the administrative fee as a prepaid expense and will amortize the balance on the straight-line method over 12 months.

c.	Represents $0.1 million of deferred finance costs allocated to the 2020 Revolving Credit Facility. As no draws have been made against the 2020 Revolving Credit Facility, these deferred financing costs are presented within other assets, and will be amortized using the straight-line method over the life of the 2020 Revolving Credit Facility.

d.

Represents a $108.4 million net adjustment to short term and long-term debt, consisting of new net borrowings of $205.4 million under the 2020 Term Loan Facility offset by the repayment of $97.0 million of the carrying value of the 2019 Credit Facilities. The 2020 Term Loan Facility is presented net of new deferred financing costs of $4.3 million and $0.3 million of unamortized deferred financing costs on the 2019 Credit Facilities, which have been accounted for as a debt modification. The deferred finance costs will be amortized using the effective interest method over the life of the 2020 Term Loan Facility. As described under “Use of Funds” and further described in Note 3c, certain proceeds from the offering are expected to be used to repay a portion of outstanding borrowings under the 2020 Credit Facilities.

e.	Represents the total adjustment to accumulated deficit as a result of the $114.8 million distribution to existing equity holders of QL Holdings LLC, and a $2.5 million loss on extinguishment of the 2019 Credit Facilities representing (i) the difference between the carrying amount of debt and the proceeds used to repay the debt, (ii) a prepayment penalty and (iii) accrued interest and other expense incurred in obtaining the 2020 Credit Facilities. Certain unamortized deferred financing costs of $0.3 million on the 2019 Credit Facilities have been accounted for as a debt modification and will continue to be amortized over the life of the 2020 Term Loan Facility. The loss on extinguishment is not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment.

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will acquire and control QL Holdings LLC and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. The Company, in turn, will hold 100% of the equity interests in Intermediate Holdco and consolidate both Intermediate Holdco and QL Holdings LLC and its subsidiaries.

a.	Represents the elimination of Intermediate Holdco’s historic equity investment in QL Holdings LLC.

b.	The offering reorganization adjustments have resulted in a total reduction of the historic deferred tax liabilities of Intermediate Holdco, which were primarily related to the outside basis difference in its investment in QL Holdings LLC. Upon reorganization, the Deferred tax liability decreased by $130.5 million as a result of eliminating the historic book equity investment in QL Holdings LLC from note 2.a above and redetermining the book basis in consolidation, resulting in the generation of $9.8 million of deferred tax assets.

Amount (in thousands)
Reversal of Intermediate Holdco deferred tax liability related to its outside basis difference in QL Holdings LLC due to elimination of historic book equity as noted in 2.a	$130,469
Redetermination of deferred tax asset based on Intermediate Holdco’s share of deficit in QL Holdings LLC after Debt Financing and offering reorganization adjustments versus its tax basis in the partnership	9,830

Total Increase	$140,299

c.	Previous equity interests held by the Legacy Profits Interest Holders, the Senior Executives, and Insignia, including the redeemable Class A units, are converted into Class B-1 units in QL Holdings LLC held by the same parties and are reflected as non-controlling interest on the unaudited pro forma consolidated balance sheet.

d.	Reflects the contribution of all of the outstanding capital stock of Intermediate Holdco to the Company in exchange for shares of the Company’s Class A common stock, such that Intermediate Holdco becomes a wholly owned subsidiary of the Company.

e.	Reflects total Class A common stock in the Company of 26,177,998 shares prior to the offering at par value of $0.01 per share.

f.	Reflects the contribution of $0.3 million of cash by the Senior Executives and Insignia to the Company in exchange for 26,305,147 of voting, non-economic Class B common stock, par value $0.01, in the Company equal to the number of Class B-1 units owned in QL Holdings LLC.

g.	The increase in additional paid in capital as a result of the offering reorganization adjustments is as follows:

Amount (in thousands)
Elimination of Intermediate Holdco equity-method investment in QL Holdings LLC from other long-term assets	$(503,584)
Reclassification of historical Intermediate Holdco accumulated deficit to paid in capital	325,441
Adjustments to Intermediate Holdco tax related balances described in 2.b.	140,299
Historical QL Holdings LLC Class A and Class B units reclassified to additional paid in capital	112,089
Class B-1 units of QL Holdings LLC exchanged for Class A shares of the Company	(5,433)

Total increase in additional paid in capital	$68,812

h.	The decrease in accumulated deficit as a result of the offering reorganization adjustments is as follows:

Amount (in thousands)
Historical accumulated deficit of QL Holdings LLC	$(293,902)
Increase to accumulated deficit of QL Holdings LLC from Debt Financing adjustments	(117,253)

Total accumulated deficit of QL Holdings LLC prior to reorganization	(411,155)
Non-controlling interest ownership percentage upon contribution of Intermediate Holdco to the Company	57.27%

Accumulated deficit of QL Holdings LLC allocated to non-controlling interest	235,468
Reclassification of Intermediate Holdco accumulated deficit to additional paid in capital	(325,441)

Total decrease in accumulated deficit	$(89,973)

i.	The initial recognition of the non-controlling interest as a result of the offering reorganization adjustments is as follows:

Amount (in thousands)
Historical total members’ deficit of QL Holdings LLC	$(212,408)
Increase to QL Holdings LLC’s total members’ deficit from Debt Financing adjustments	(117,253)
Reclassification of Redeemable Class A units to members’ deficit	181,066

Total members’ deficit of QL Holdings LLC after Debt Financing and offering reorganization	$(148,595)
Non-controlling interest ownership percentage in QL Holdings LLC after completion of offering reorganization	53.72%

Initial recognition of the non-controlling interest in QL Holdings LLC	$(79,826)

3.	Offering Adjustments

Amount (in thousands)
a. Offering proceeds of $110.6 million from this offering through the issuance of 6,258,502 shares of Class A common stock at an assumed initial public offering price of $19.00 per common share (the midpoint of the price range set forth on the cover page of this prospectus), net of estimated underwriting discounts and commissions of $8.3 million, with a corresponding increase to equity	$110,588

b. Purchase of remaining Class B-1 units of QL Holdings LLC held by the Legacy Profits Interest Holders and a portion of the Class B-1 units of QL Holdings LLC held by the Senior Executives and Insignia using proceeds of $70.8 million from this offering contributed to Intermediate Holdco	(70,830)

c. Repayment of outstanding borrowings under the 2020 Credit Facilities. In connection with the repayment, the Company has recorded an adjustment of $0.6 million to reduce debt financing costs pro rata to the repayment on the 2020 Credit Facilities. The reduction of these deferred finance costs has been recorded as a $0.2 million increase to short-term debt and a $0.4 million increase to long-term debt with an offsetting adjustment to accumulated deficit and non-controlling interest.	(25,000)

d. Offering expense deduction against net proceeds received by the Company in this offering. At June 30, 2020, none of the offering expenses had been incurred and deferred.	(15,750)

e. Cash settlement of certain pre-existing share based awards	(15,234)

Net adjustment to cash and cash equivalents	$(16,226)

f.	Upon the repurchase of the Class B-1 units held by Legacy Profits Interest Holders described in note 3.b above, the Company received a step-up in tax basis of $23.6 million reflected in deferred tax assets. This amount has been further adjusted by a $0.2 million decrease to deferred tax assets as a result of the offering adjustment. Other long-term liabilities have been adjusted for the impact of the liability of $18.9 million due under the tax receivables agreement.

g.	Reflects an accrual for $1.4 million of other expenses incurred incidentally in connection with the offering. These other expenses are not recorded within the unaudited pro forma consolidated statement of operations as this represents a one-time adjustment.

h.	The total net increase in additional paid in capital as a result of the offering adjustments is as follows:

Amount (in thousands)
Increase from sale of Class A shares of the Company described in note 3.a	$118,850
Underwriter discount recorded against proceeds of sale of Class A shares of the Company as described in note 3.a	(8,324)
Decrease from the repurchase of Class B-1 units of QL Holdings LLC described in note 3.b	(70,830)
Deferred offering costs recorded against proceeds of sale of Class A shares of the Company described in note 3.d	(15,750)
Decrease to additional paid in capital from the settlement of pre-existing share based awards described in note 3.e	(11,804)
Increase in deferred tax assets and 743(b) step-up from offering adjustments	4,440

Total increase to additional paid in capital	$16,582

i.	The total increase in accumulated deficit as a result of the offering adjustments can be calculated as follows:

Amount (in thousands)
Other transaction related expenses accrued as described in note 3.g	$(791)
Settlement of pre-existing share-based awards as described in note 3.e	(1,894)
Deferred financing costs expensed after debt paydown as described in note 3.c	(304)
Repurchase of Class B-1 units by the Company and reclassification between non-controlling interest and accumulated deficit	(13,285)

Total increase to accumulated deficit	$(16,274)

j.	The total increase in non-controlling interest as a result of the offering adjustments can be calculated as follows:

Amount (in thousands)
Other transaction related expenses accrued as described in note 3.g	$(642)
Settlement of pre-existing share-based awards as described in note 3.e	(1,536)
Deferred financing costs expensed after debt paydown as described in note 3.c	(246)
Repurchase of Class B-1 units by the Company and reclassification between non-controlling interest and accumulated deficit	13,285

Total increase to non-controlling interest	$10,861

The following table reflects the number of shares of the Company’s Class A common stock outstanding after giving pro forma effect to the offering reorganization and as further adjusted for this offering:

	Pre-offering reorganization	44:1 Exchange	Less: Class B participation threshold converts to shares	MediaAlpha, Inc. pro forma for offering reorganization and as further adjusted for this offering
				Class A	Class B	Total
				Shares	Shares
Effect of offering reorganization
Class A Units (exchanged for Class A common shares)	548,684	44		24,142,096	—	24,142,096
Class A Units (exchanged for Class B common shares)	588,158	44		—	25,878,952	25,878,952
Class B Units (exchanged for Class A common shares)	59,136	44	(566,082)	2,035,902	—	2,035,902
Class B Units (exchanged for Class B common shares)	118,164	44	(764,519)	—	4,434,697	4,434,697

Pro forma shares of Class A common shares and Class B common shares outstanding	1,314,142		(1,330,601)	26,177,998	30,313,649	56,491,647

Class A common shares offered hereby				6,258,502	—	6,258,502
Class B common shares repurchased				—	(4,008,502)	(4,008,502)

Pro forma for offering reorganization and as further adjusted for this offering				32,436,500	26,305,147	58,741,647

Unaudited pro forma consolidated statement of operations—Six months ended June 30, 2020

A.	Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the debt financing are as follows:

a.

Adjustments have been included to record net interest expense on the $210 million in funds drawn under the 2020 Credit Agreement, net of the $97.0 million repayment of the 2019 Credit Facilities and deferred offering costs of $4.6 million. The assumed pro forma effective interest rate on the borrowings under the 2020 Credit Agreement is 5.2%. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Facilities. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $0.1 million for the six months ended June 30, 2020.

Amount (in thousands)
Reversal of historical interest expense	$(3,250)
Interest expense related to the 2020 Term Loan Facility	5,048

Net incremental interest expense	$1,798

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability company agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the unaudited pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the six months ended June 30, 2020.

a.	Reflects incremental compensation expense of $15.2 million attributable to 4,812,365 new restricted stock units to be granted in connection with the offering by the Company with ratable vesting each quarter over three years. The incremental compensation expense has been reflected as a $0.3 million increase to cost of revenue, a $1.2 million increase to sales and marketing, a $0.9 million increase to product development and a $12.9 million increase to general and administrative expense.

b.	QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As a partnership, QL Holdings LLC is not subject to U.S. federal and certain state income taxes. Any taxable income or loss generated by QL Holdings LLC is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the unaudited pro forma consolidated statement of operations reflect adjustments to income tax expense to reflect the Company’s 55.2% allocable share of the pro forma taxable loss generated by QL Holdings LLC at a blended statutory tax rate of 24.2% for the six months ended June 30, 2020.

c.	In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing equity holders of QL Holdings LLC. Such Class B-1 units represent 53.7% of all members’ units outstanding immediately following the offering reorganization and 44.8% following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense and associated tax expense as a result of the offering funds used to pay down $25.0 million in outstanding borrowings under the 2020 Credit Agreement.

b.	In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of QL Holdings LLC. Such Class B-1 units represent 53.7% of all members’ units outstanding immediately following the offering reorganization and 44.8% following this offering.

c.	“The MediaAlpha, Inc. pro forma for offering and as adjusted for offering” calculation of pro forma basic net income per share represents the Company’s pro forma net income adjusted for the portion attributable to pro forma non-controlling interests divided by the weighted-average shares of Class A common stock outstanding after giving effect to the recapitalization of QL Holdings LLC; conversion of 2,035,902 Class B-1 Units into shares of Class A common stock of the Company as part of the offering reorganization; redemption of 4,008,502 Class B-1 Units from Legacy Profits Interest Holders, Senior Executives and Insignia; the inclusion of 6,258,502 Class A common stock assumed to be sold in the offering for which the proceeds are used to repurchase Class B-1 units and repay outstanding borrowings under the 2020 Credit Facilities; and the issuance of 4,812,365 restricted stock unit awards in respect of Class A common stock by the Company.

As part of the reorganization, profits interests (i.e., Class B units of QL Holdings LLC) held by Senior Executives and other Legacy Profits Interest Holders were recapitalized to Class B-1 units. Immediately prior to the recapitalization, unvested profits interests held by the Founders and certain other selected Senior Executives and Legacy Profits Interest Holders became fully vested, subject to the closing of this offering, as determined by the board of directors of QL Holdings LLC. The Class B-1 units received in respect of vested profits interests were issued as fully vested, and the Class B-1 units received in respect of unvested profits interests were issued subject to the vesting conditions that applied to the corresponding profits interests. In addition, capital interests held by the Founders and Insignia were recapitalized to fully vested Class B-1 units, and interests held by White Mountains were exchanged for Class A-1 units. Subsequently, the Class B-1 units held by the Legacy Profits Interest Holders were exchanged for shares of Class A common stock in the Company, and to the extent such Class B-1 units were unvested, the shares of Class A common stock received upon exchange were “restricted,” and subject to the vesting conditions that applied to the corresponding Class B-1 units. The Senior Executives and Insignia received non-voting Class B common stock in the Company equal to the number of Class B-1 units retained.

The vested Class B-1 units constitute non-controlling interest. Shares of Class B common stock represent non-economic interests and do not share in the Company’s earnings or losses and are therefore not included in the weighted average shares outstanding or net income per share.

In the calculation of pro forma diluted net income per share, the Company applied the if-converted method to the vested Class B-1 units and unvested Class B-1 units, which were first assumed to be vested under the treasury stock method at the subsidiary. Potential common shares were calculated by assuming the Class B-1 units were exchanged for Class A common stock as of the beginning of the period or the date of grant, if later, and weighted for the portion of the period they were outstanding. A numerator adjustment was calculated to re-allocate net income attributable to non-controlling interests to the Company which also considered the resulting tax impact. The combined impact of the numerator and denominator adjustment were dilutive to pro forma net income per share. The Company also applied the treasury stock method to the unvested Class A common stock, but has included in the basic income per share the assumed vested portion of 2,005,152 of the restricted Class A common stock granted by the

Company. The unvested Class A common stock and Class B-1 units do not have nonforfeitable dividend rights until they are vested.

Amount (in thousands, except share and per share data)

Numerator:
Pro forma consolidated net income	$2,227
Pro forma consolidated net income attributable to non-controlling interest	1,027

Pro forma consolidated net income attributable to Class A common stockholders—basic	$1,200
Add: adjustment to pro forma consolidated net income from diluted impact for assumed exchange of non-controlling interest for Class A common stock net of tax	747
Pro forma consolidated net income attributable to Class A common stockholders—diluted	1,947

Denominator:
Weighted average Class A common stock outstanding—basic	34,832,049
Add: Dilutive impact for assumed exchange of non-controlling interest for Class A common stock	23,637,012
Dilutive impact of unvested and restricted Class A common stock	3,116,563
Weighted average Class A common stock outstanding—diluted	31,585,624
Pro forma basic and diluted net income per share	$0.03

Unaudited pro forma consolidated statement of operations—Year ended December 31, 2019

A.	Represents the historical consolidated financial information of QL Holdings LLC and its subsidiaries, the predecessor for financial reporting purposes, as derived from the audited consolidated financial statements included elsewhere in this prospectus. As a result of the offering reorganization, the Company, through its wholly-owned subsidiary Intermediate Holdco, will operate and control all of the business and affairs of QL Holdings LLC and its subsidiaries and will consolidate the financial results of QL Holdings LLC and its subsidiaries.

1.	Debt financing adjustments

In September 2020, QuoteLab, LLC entered into the 2020 Credit Agreement and used the funds from the 2020 Term Loan Facility to repay the 2019 Credit Facilities and to fund a distribution to existing equity holders of QL Holdings LLC. The pro forma adjustments related to the debt financing are as follows:

a.

Adjustments have been included to record net interest expense on the $210 million in funds drawn under the 2020 Credit Agreement, net of the $97.0 million repayment of the 2019 Credit Facilities and deferred offering costs of $4.6 million. The assumed pro forma effective interest rate on the borrowings under the 2020 Credit Agreement is 5.2%. A sensitivity analysis on the interest expense has been performed to assess the effect that a hypothetical 0.125 percentage point change in interest rates would have on the 2020 Credit Facilities. A 0.125 percentage point change in interest rates would cause a corresponding increase or decrease to interest expense of approximately $0.3 million for the year ended December 31, 2019.

Amount (in thousands)
Reversal of historical interest expense	$(7,021)
Interest expense related to the 2020 Term Loan Facility	10,518

Net incremental interest expense	$3,497

2.	Offering reorganization adjustments

As part of this offering reorganization, the fourth amended and restated limited liability agreement of QL Holdings LLC will establish two classes of equity: managing member Class A-1 units and non-managing member Class B-1 units. After the amendment, Intermediate Holdco will hold 100% of the Class A-1 units and the Legacy Profits Interest Holders, the Senior Executives, and Insignia will hold 100% of the Class B-1 units. As a result, Intermediate Holdco will control QL Holdings LLC, and QL Holdings LLC will become a consolidated entity of Intermediate Holdco. As a result, the pro forma consolidated statement of operations reflects the operations of the Company as though the entities were consolidated during the year ended December 31, 2019.

a.	Reflects incremental compensation expense of $30.5 million attributable to 4,812,365 new restricted stock units granted by the Company with ratable vesting each quarter over three years. The incremental compensation expense has been reflected as a $0.6 million increase to cost of revenue, a $2.3 million increase to sales and marketing, a $1.7 million increase to product development and a $25.8 million increase to general and administrative expense.

b.	QL Holdings LLC has been, and will continue to be, treated as a partnership for U.S. federal and state income tax purposes. As a partnership, QL Holdings LLC is not subject to U.S. federal and certain state income taxes. Any taxable income or loss generated by QL Holdings LLC is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. Following the offering reorganization, the Company will be subject to U.S. federal income taxes, in addition to state, local and international taxes, with respect to its allocable share of any taxable income of QL Holdings LLC. As a result, the unaudited pro forma consolidated statement of operations reflect adjustments to income tax expense to reflect the Company’s 55.2% allocable share of the pro forma taxable loss generated by QL Holdings LLC at a blended statutory tax rate of 23.1% for the year ended December 31, 2019.

c.	In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing equity holders of QL Holdings LLC. Such Class B-1 units represent 53.7% of all members’ units outstanding immediately following the offering reorganization and 44.8% following this offering.

3.	Offering Adjustments

a.	Represents the reduction to interest expense and associated tax expense as a result of the offering funds used to pay down $25.0 million in outstanding borrowings under the 2020 Credit Agreement.

b.

In order to reflect the offering reorganization as if it occurred on January 1, 2019, an adjustment has been made to reflect the inclusion of non-controlling interests in consolidated entities represented by Class B-1 units in QL Holdings LLC that are held by pre-existing shareholders of

QL Holdings LLC. Such Class B-1 units represent 53.7% of all members’ units outstanding immediately following the offering reorganization and 44.8% following this offering.

c.	“The MediaAlpha, Inc. pro forma for offering reorganization and as adjusted for offering” calculation of pro forma basic net loss per share represents the Company’s pro forma net loss adjusted for the portion attributable to pro forma non-controlling interests divided by the weighted-average shares of Class A common stock outstanding after giving effect to the recapitalization of QL Holdings LLC; conversion of 2,035,902 Class B-1 Units into shares of Class A common stock of the Company as part of the offering reorganization; redemption of 4,008,502 Class B-1 Units from Legacy Profits Interest Holders, Senior Executives and Insignia; and the inclusion of 6,258,502 Class A common stock assumed to be sold in the offering for which the proceeds are used to repurchase Class B-1 units and repay outstanding borrowings under the 2020 Credit Facilities; and the 4,812,365 issuance of restricted stock unit awards in respect of Class A common stock by the Company.

As part of the reorganization, profits interests (i.e., Class B units of QL Holdings LLC) held by Senior Executives and other Legacy Profits Interest Holders were recapitalized to Class B-1 units. Immediately prior to the recapitalization, unvested profits interests held by the Founders and certain other selected Senior Executives and Legacy Profits Interest Holders became fully vested, subject to the closing of this offering, as determined by the board of directors of QL Holdings LLC. The Class B-1 units received in respect of vested profits interests were issued as fully vested, and the Class B-1 units received in respect of unvested profits interests were issued subject to the vesting conditions that applied to the corresponding profits interests. In addition, capital interests held by the Founders and Insignia were recapitalized to fully vested Class B-1 units, and interests held by White Mountains were exchanged for Class A-1 units. Subsequently, the Class B-1 units held by the Legacy Profits Interest Holders were exchanged for shares of Class A common stock in the Company, and to the extent such Class B-1 units were unvested, the shares of Class A common stock received upon exchange were “restricted,” and subject to the vesting conditions that applied to the corresponding Class B-1 units. The Senior Executives and Insignia received non-voting Class B common stock in the Company equal to the number of Class B-1 units retained.

The vested Class B-1 units constitute non-controlling interest and are outstanding for pro forma basic and diluted net loss per share. Shares of Class B common stock represent non-economic interests and do not share in the Company’s earnings or losses and are therefore not included in the weighted average shares outstanding or net loss per share.

In the calculation of pro forma diluted net loss per share, the Company applied the if-converted method to the vested Class B-1 units. Potential common shares were calculated by assuming the Class B-1 units were exchanged for Class A common stock as of the beginning of the period or the date of grant, if later, and weighted for the portion of the period they were outstanding. A numerator adjustment was calculated to re-allocate net loss attributable to non-controlling interests to the Company which also considered the resulting tax impact. The combined impact of the numerator and denominator adjustment were antidilutive to pro forma net loss per share. The Company excluded all unvested awards from the calculation as they were anti-dilutive to pro forma net loss per share, but has included in the basic loss per share the assumed vested portion of 802,061 of the restricted Class A common stock granted by the Company.

Amount (in thousands, except share and per share data)
Numerator:
Pro forma consolidated net loss	$(12,952)
Pro forma consolidated net loss attributable to non-controlling interest	(6,056)

Pro forma consolidated net loss attributable to Class A common stockholders—basic and diluted	$(6,896)

Denominator:
Weighted average Class A common stock outstanding—basic and diluted	33,178,522
Weighted average Class A common stock outstanding—diluted
Pro forma basic and diluted net loss per share	$(0.21)